24-10016

02031375

SEC 486 (12-01) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

GANI INTERNATIONAL INC.
(Exact name of issuer as specified in its charter)

CALIFORNIA
(State or other jurisdiction of incorporation or organization)

100 CANYON WOODS LOOP, SUITE 294, CA 94583 USA
PHONE: 925 830 8762
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

SELF
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3823	30-0017909
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; MUSTAFA DEMIRCIOGLU

100 CANYON WOODS LOOP, SUITE 294

SAN RAMON, CA 94583 USA

(b) the issuer's officers; MUSTAFA DEMIRCIOGLU

(c) the issuer's general partners; MUSTAFA DEMIRCIOGLU

(d) record owners of 5 percent or more of any class of the issuer's equity securities; MUSTAFA DEMIRCIOGLU

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; MUSTAFA DEMIRCIOGLU

(f) promoters of the issuer; MUSTAFA DEMIRCIOGLU

(g) affiliates of the issuer; N/A

(h) counsel to the issuer with respect to the proposed offering; N/A

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; N/A

and

(m) counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Newly Incorporated, the proposed offering does not involve the resale of securities.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

CALIFORNIA. All the Securities will be offered directly by the issuer, Gani International, Inc.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

N/A

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

N/A

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A

PART II — OFFERING CIRCULAR

Please refer to the NASAA Form U-7 enclosed as Offering Circular.

PART III — EXHIBITS

Item 1. Index to Exhibits

(1) *Underwriting Agreement*

(2) *Charter and by-laws*

(3) *N/A*

(4) *Subscription agreement.*

(5) *N/A*

(6) *N/A*

(7) *N/A*

(8) *N/A*

(9) *N/A*

(10) Consent and Certification by Underwriter

(11) N/A

(12) N/A

(13) N/A

(14) N/A

(15) N/A

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

(c) **Consent and Certification by Underwriter**

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Gani International, Inc. pursuant to Regulation A in connection with a proposed offering of common stocks to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ______________________________

Date
____/____/____

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of SAN RAMON, State of CALIFORNIA, on 01,07 , 2002 .

(Issuer) GANI INTERNATIONAL INC.

By (Signature and Title) M. Demircioglu PRESIDENT, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) M. Demircioglu

(Title) PRESIDENT, CEO

(Selling security holder) MUSTAFA DEMIRCIOGLU

(Date) 03-07-2002

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

FORM U-7

DISCLOSURE DOCUMENT

A manual has been prepared to help you complete this Disclosure Document. The manual contains instructions for completing each Item. If you do not have a SCOR Manual, contact your State or Provincial securities regulator or the North American Securities Administrators Association.
(www.nasaa.org)

THIS BOX IS NOT PART OF THE SCOR FORM AND SHOULD BE REMOVED BEFORE THE COMPLETED FORM IS GIVEN TO PROSPECTIVE INVESTORS

Cover Page - Page 1

Place Company Logo (if any) here or to left or right of Company Name

GANI INTERNATIONAL INC.

(Exact name of Company as set forth in Articles of Incorporation or Organizational Documents)

Street address of principal office: 100 CANYON WOODS LOOP, SUITE 294
SAN RAMON, CA 94583 USA

Company Telephone Number: 925 830 8762

Person(s) to contact at Company with respect to offering: MUSTAFA DEMIRCIOGLU

Telephone Number (if different from above): 925 830 8762

Type of securities offered: COMMON STOCK

Price per security: $ 25

Sales commission, if any: 0 %

Minimum number of securities offered: 80,000

Maximum number of securities offered: 200,000

Total proceeds: If minimum sold: $ 2,000,000
If maximum sold: $ 5,000,000

Investment in a small business is often risky. You should not invest any funds in this offering unless you can afford to lose your entire investment. See Item 1 for a discussion of the risk factors that management believes present the most substantial risks to you.

The date of this Disclosure Document is 02.25.2002 .

Executive Summary

The Company

Describe the business of the Company.

Gani International Inc. is in business of R&D, and manufacturing of electrical, electronic, and industrial automation equipments, mainly Semiconductor Equipment, CMP (Chemical Mechanical Planar, resale value of around $2 Million) for Integrated Circuits (Microprocessor, ASIC etc.) production. Gani International also plans to engage Engineering services, like PCB and System design, Automated Test Stations for PCB's and Systems as complete turnkey development both Hardware and Software.

Describe how the Company plans to carry out its activities.

Semiconductor Equipment, CMP, concept design is completed, planned to build a prototype within six months, ready for the next ramp-up by 2003. Then, the Equipment will be introduced and marketed to the major Chip Makers Worldwide (UMC, TSMC, Intel, Motorola, TI, SGS Thomson, Alcatel, Siemens etc.). Gani International is in favor of diversifying the products because of the nature of Semiconductor Industry, therefore variety of consumer electronics products will be in manufacturing plan, while continuing Engineering Services on demand.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

(Check at least one, as appropriate)

Jurisdiction and date of formation: SAN RAMON, CA USA 02.25.2002
Fiscal year end: January (month) 7 th (day)

How the Company Will Use Your Money

Describe how the Company intends to use the proceeds of this offering.

Gani International plans the proceeds of this offering to acquire property and equipments for manufacturing, to cover prototype operations and expenses, to develop marketing activities, and to invest as company resources. After increasing company revenues, Gani International will invest to diversify the production lines.

For more information about how the Company will use your money, see Item 30.

The Principal Officers of the Company

The Principal Officers of the Company and their titles are:

Chief Executive Officer: MUSTAFA DEMIRCIOGLU

Chief Operating Officer: MUSTAFA DEMIRCIOGLU

Chief Financial Officer: MUSTAFA DEMIRCIOGLU (ACTING)

For more information about these Officers, see Item 77.

The Offering

Name of Sales Person(s): MUSTAFA DEMIRCIOGLU

Address: 100 CANYON WOODS LOOP, SUITE 294, SAN RAMON CA 94583 - USA

Telephone Number: 925 830 8762

Is there an impound of proceeds until the minimum is obtained? [ ] Yes [X] No
(See Items 73 - 76)

Is this offering limited to certain purchasers? [ ] Yes [X] No (See Item 72)

Is transfer of the securities restricted? [X] Yes [ ] No (See Item 53)

This offering is available for sale in the following states: CALIFORNIA

You should consider the terms and risks of this offering before you invest. No government regulator is recommending these securities. No government regulator has verified that this document is accurate or determined that it is adequate. It is a crime for anyone to tell you differently.

The Company has included in this Disclosure Document all of its representations about this offering. If anyone gives you more or different information, you should ignore it. You should rely only on the information in this Disclosure Document.

TABLE OF CONTENTS

RISK FACTORS

1. List in the order of importance the factors that the Company considers to be the most significant risks to an investor.

- Gani International has a limited operating history.
  We were incorporated and have been operating only since 01.07.2002. Because we have been operating for only a short period of time, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and will not be able to continue operating without the proceeds from this offering.

- The Semiconductor Equipment Manufacturing business is highly technical.
  Semiconductor Industry has very sharp ramp ups and downs, and mostly depends on Personnel Computers sales. Our success will depend on, in part, to introduce an equipment with better overall specifications, to continue improvements and developments while technology advances, and to provide necessary services and support.

- Gani International may not have sufficient financial resources to successfully compete in the Semiconductor Equipment Manufacturing business.
  A few other enterprises provide the similar product and services. We will be competing with established businesses that have a operating history. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

- Because there is no market for our common stock, you may not be able to sell your shares.
  You may never be able to sell your shares unless we are able to complete a subsequent public offering or we are able to sell the Company for cash or merge with a public company.

- The offering price of our shares is arbitrary.
  The offering price of $ 25 per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual of the Company.

- Gani International has not retained an independent party to sell the offering and the failure of our officers to sell the offering may result in a shortage of operating funds.
  Officers of the Company are offering our shares on a "best-efforts" basis. We have not contracted with an underwriter, placement agent, or other person to purchase or sell all or any of the shares. Further, if we had hired an underwriter, placement agent, or other independent person to sell the offering, that person would have conducted an independent due diligence examination into our business.

BUSINESS AND PROPERTIES

GENERAL DESCRIPTION OF THE BUSINESS

2. Describe the business of the Company, including its products or services.

Gani International Inc. is in business of R&D, and manufacturing of electrical, electronic, and industrial automation equipments, mainly Semiconductor Equipment, CMP (Chemical Mechanical Planar which has a sale value of around $2 Million) for Integrated Circuits (Microprocessor, ASIC etc.) production. Gani International also plans to engage Engineering services, like PCB and System design, Automated Test Stations for PCB's and Systems as complete turnkey development both Hardware and Software.
First, Semiconductor Industry will be on focus, especially CMP Equipment as a start-up business.
Gani International is in favor of diversifying the products because of the nature of Semiconductor Industry (sharp up and down turns), therefore variety of consumer electronic products, and medical equipments will also be in manufacturing plan, while continuing Engineering Services on demand. Consumer electronics products will include but not limited to automatic household appliances, central intelligent kitchen systems, cooking appliances etc. Also simple electronic gifts and souvenirs design and marketing are in our long term plans.

3. Describe how the Company produces or provides these products or services and how and when the Company intends to carry out its activities.

Gani International will focus on Semiconductor Industry, especially CMP Equipment as a start-up business. After achieving to obtain a significant market share, and profit in this area, other projects will be lunched one at a time to minimize the risks of rejection or failure on its own market.
Semiconductor Equipment, CMP, concept design is completed, planned to build a prototype within six months to be ready for the next ramp-up by 2003, as forecasted. Then, the Equipment will be introduced and marketed to the major Chip Makers Worldwide (UMC, TSMC, Intel, Motorola, TI, SGS Thomson, Alcatel, Siemens etc.).
Our CMP Equipment design has numerous advantages against current competitors which include reliable and stable process result, low maintenance and service requirements, lower manufacturing cost with competitive sale price, and higher throughput volume. After sale, equipment consumables, on-side services and customization also help to increase Company revenues continuously.
Based on Customers and sales, local field service offices will be established for technical support, and also for company worldwide operations in the future.
CMP Equipment is an integrated system of various sub-systems like handling, cleaning and polishing (main process). Company will own only the polishing and cleaning sub-systems and the overall integration design which will be manufactured partially by different contracted vendors. The other sub-systems like handling (robots and cassettes) will be directly purchased from the industry standard producers by contract. Company manufacturing will be limited to vertical integration and final test before shipping to the customers.

At the beginning in order to manufacture a prototype, Company will need to establish manufacturing and introduction facilities according to Semiconductor Industry standards, additionally, integration equipments and tools. As an employee, few mechanical engineers, temporary technicians, and marketing personnel will be sufficient to start marketing activities of CMP Equipment. Depending on sales, we can continue integration in house or contract to outsource manufacturing on later stages.

SUPPLIERS

4. Does the Company have any major supply contracts? [ ] Yes [X] No
If yes, describe.

5. (a) Is the Company dependent upon a limited number of suppliers?
[ ] Yes [X] No If yes, describe.

5. (b) Does the Company expect to be dependent upon a limited number of suppliers?
[ ] Yes [X] No If yes, describe.

CUSTOMER SALES AND ORDERS

6. Does the Company have any major sales contracts? [ ] Yes[X] No
If yes, describe.

7. State the total amount of the Company's sales of products or services for the most recent 12 month financial reporting period.
We were incorporated and have been operating only since 01.07.2002.

8. State the dollar amount of a typical sale.
The Complete Semiconductor Equipment, CMP System has around $ 2 Million sale value. Additionally, equipment operation consumables, customization, and services per system may bring up to $500,000 per year. Any IC chip makers may order 1 to 50 systems within 12 months period.

9. Are the Company's sales seasonal or cyclical? [X] Yes [ ] No
If yes, explain.
The nature of Semiconductor industry is cyclical with very sharp up and down turns which requires a special management strategies. Gani International management will follow those strategies and take actions dynamically.
More than one third of the business depends on Computer and peripherals sales, and the other portions includes mainly telecommunications, network, medical, consumer electronics (Game systems, Appliances, TV's, Stereo's etc.) and military systems.

10. State the amount of foreign sales as a percent of total sales for last fiscal year. _____%.
Explain the nature of these sales, including any anticipated changes.
There is no current sales. Expecting, 80 % of sales will be foreign sales, especially in Europe.

11. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales.
Our customers will be the major Chip Makers Worldwide like UMC, TSMC, Intel, Motorola, TI, SGS Thomson, Alcatel, Siemens etc. Any one of these companies may become our major portion of sales, since these companies are preparing to open new 300mm wafer production lines, and 300mm production equipments market is yet to be fulfilled.

12. State the dollar amount of firm orders.
Currently, Company has no firm orders.

COMPETITION

13. (a) Describe the market area in which the business competes or will compete.

We will be in Semiconductor Capital Equipment Manufacturing market. There are several companies manufacturing different process equipments like etch, decomposition, lithography etc. yet only a few of them involved in CMP process Equipment. The major market is in Asian Countries, however while companies in North America are renewing their capital equipments, Europe is a fast growing market.

13. (b) Name the Company's principal competitors and indicate their relative size and financial and market strengths.

Our major competitor companies will be Applied Materials, Lam Research, and Ebara which are medium to large size companies. Applied Materials has the highest market share in CMP Equipment business. However, Applied Materials success comes from aggressive marketing and highly populated field service organization, and also because of no other alternate CMP Equipment design available in the market today, rather than the quality of equipment. Therefore, we believe our CMP Equipment will be very competitive against Applied Materials Equipment in many respects.

14. (a) Does the Company compete, or expect to compete, by price?

[X] Yes [ ] No If yes, describe its competitive strategy.

Although in Semiconductor Equipments, the process result and stability is the most important criteria, customers are very careful on equipment cost, COO (Cost Of Ownership), and throughput. Our CMP Equipment design simplifies and assures the process results and stability with significantly low cost of manufacturing. The Complete Semiconductor Equipment, CMP System has around $ 2 Million market value. We plan to enter the market around $1 - $1.5 Million price range.

14. (b) Does the Company compete, or expect to compete, by service?

[X] Yes [ ] No If yes, describe its competitive strategy.

Our CMP Equipment Design decreases the Cost Of Ownership, cost of maintenance and services, and higher throughput allows customer feasible operation since our customers should maintain a clean-room facilities for production and each hour of a square feet of clean room is very costly.

In addition, our field service team will provide an engineer or engineers at each customer side to assure quick and continues service. Field service team goal will be to make sure any issue will be invisible to the customer while they continue operation.

14. (c) Does the Company compete, or expect to compete, on some other basis?

[X] Yes [ ] No

If yes, state the basis and describe the Company's competitive strategy.

Our CMP Equipment is also competitive in Technology. Today, our CMP Equipment design provides better and stable process results in especially high volume production comparing with the others. We will also continue Research and Development of CMP processes including involvements of consumable productions of our vendors.

MARKETING

15. (a) Describe how the Company plans to market its products or services during the next 12 months, including who will perform these marketing activities.
Marketing activities will include advertising on the Semiconductor magazines, direct marketing to our potential customers, after prototype of equipment, inviting customers on production side for a demo, and anticipating Semicon West Exhibition for Semiconductor Industry in San Francisco, in 2002.
Marketing activities will be perform by Marketing personnel who will join later to the company.

15. (b) State how the Company will fund these marketing activities.
Marketing activities will be funded by this proceeds of offering. In either case of minimum or maximum proceeds of this offering, marketing activities will be the same, however, each activity will be limited.

EMPLOYEES

16. (a) State the number of the Company's present employees by type of employee (i.e., clerical, operations, administrative, etc.).
Currently, President acting as project manager, mechanical and control system design engineer.

16. (b) State the number of employees the Company anticipates it will have within the next 12 months by type of employee (i.e., clerical, operations, administrative, etc.).
VP Chief Of Financial Officer, VP Sales & Marketing, Sales Engineer, two Mechanical engineer, Mechanical Designer, three Temporary Technicians, and temporary clerical secretary will be hired after the proceeds of this offer. After completion of prototype CMP Equipment, employees will be hired based on sales.

17. Describe the Company's labor relations.
Currently, Company has no employees. All the employees planned to be hired are not required to have special experience or skills, therefore expecting no difficulties to find and hire necessary employees.

18. Indicate any benefits or incentive arrangements the Company provides or will provide to its employees.
Company will offer competitive salary and fringe benefits. Also profit sharing plan will be arranged for the officers and employees.

PROPERTIES

19. (a) Describe generally the principal properties that the Company owns or leases.
Company currently owns only intangible property of CMP Equipment manufacturing trade secrets, know-how, and technology. Also, automation and control systems technologies for consumer electronics and Industrial machineries.

19. (b) Indicate what properties the Company intends to acquire or lease.
Company will acquire operation and manufacturing property possibly in California, and required equipments and tools. Approximate property and equipment cost is estimated around $1 - $ 1.5 million, and will be financed from the offering proceeds.

RESEARCH AND DEVELOPMENT

20. Indicate the amounts that the Company spent for research and development during its last fiscal year.
Company has not engaged any research and development activities during last fiscal year.

21. (a) Will the Company expend funds on research and development during the current fiscal year? [X] Yes [ ] No

21 (b) If yes, how much does the Company plan to spend on research and development during the current fiscal year?
$ 100,000 included prototype manufacturing cost.

21. (c) How does the Company intend to fund these research and development costs?
Partially from the offering proceeds as prototype manufacturing, later from the portion of revenues.

GOVERNMENTAL REGULATION

22. (a) Is the Company's business subject to material regulation by any governmental agency? [ ] Yes[X] No

22. (b) Are the Company's products or services subject to material regulation by any governmental agency?[ ] Yes[X] No

22. (c) Are the Company's properties subject to material regulation by any governmental agency? [ ] Yes[X] No

22. (d) Explain in detail any "yes" answer to Item 22(a), 22(b), or 22(c), including the nature and extent of the regulation and its effect or potential effect upon the Company.
N/A

23. (a) Is the Company required to have a license or permit to conduct business?
[X] Yes [ ] No

23. (b) If yes, does the Company have the required license or permit?
[ ] Yes[X] No

23. (c) If the answer to Item 23(b) is "yes," describe the effect on the Company and its business if it were to lose the license or permit.
Company requires only City Business Operation License at location which will be identified after the offering proceeds. This license has no effect on Company business. The location should not be within residential areas. Company business is not location dependable, it can be any suitable area in California, or any other state or country.

23. (d) If the Company has not yet acquired a required license or permit, describe the steps the Company needs to take to obtain the license or permit. Estimate the time it will take to complete each step.
Company acquire a business property which has been already defined by the city as business and manufacturing area. Application for the business license to the city would take maximum of a week.

COMPANY HISTORY AND ORGANIZATION

24. Summarize the material events in the development of the Company.
This company has been established to fulfill the market needs of effective CMP Semiconductor Equipment, and research and development in this sector. Expecting high potential in this market and our current CMP Equipment design is promising and very competitive regarding to the others already in the market.

25. Describe any recent stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.
This is the company's first establishment, independently from any other company or merger.

26. Discuss any pending or anticipated stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.
N/A

27. State the names of any parent, subsidiary, or affiliate of the Company. For each, indicate its business purpose, its method of operation, its ownership, and whether it is included in the Financial Statements attached to this Disclosure Document.
N/A

MILESTONES

28. Describe in chronological order the steps management intends to take to achieve, maintain, or improve profitability during the 12 months following receipt of the offering proceeds.

If management does not expect the Company to achieve profitability during that time period, describe the business objectives for that period and the steps management intends to take to achieve those objectives.

Indicate the probable timing of each step and the approximate cost to complete it.

Milestone or Step	Expected Manner of Occurrence or Method of Achievement	Expected Start Date after Receipt of Offering Proceeds	Number of Months after Receipt of Offering Proceeds When Step Should be Accomplished	Cost of Completion
Formation and Setup of Company	Find and Acquire Property for Company Operation and Manufacturing. Facility Arrangements. Purchase Equipments and Tools. Hire or Contract Mechanical engineers and Designers.	02.15.2002	1-2 months	$ 1,500,000
Design, Documentation, and Prototype Manufacturing	Preparing Engineering Drawings and Documentations for Manufacturing. Order Materials and Designed Parts for Prototype. Contract with Sub-Systems Producers and Purchase Sub-Systems for Prototype.	04.01.2002	2-4 months	$ 1,000,000
Prototype Integration	Hire or Contract Technicians. Prototype Integration, Final Test and Results Verification, Patent Applications.	06.01.2002	2-3 months	$ 100,000
Start Marketing Phase	Advertisements on Magazines. Semicon West'2002 Exhibition. Direct Marketing to Customers and Demo.	07.01.2002	2-4 months	$ 500,000
Excepting Orders	Excepting Orders and Signing contracts. Hire more Employees. Preparing Manufacturing Lines.	10.01.2002	2 months	$ 1,900,000

Company does not expect any profitability in the first 12 months after the offering proceeds, or in the year 2002. However, expecting orders to ship at the beginning of the year of 2003.

29. (a) State the anticipated consequences to the Company if any step is not completed as scheduled.

Each step will be initiated according to the state of the former step, in order to minimize the loss of company funds. Therefore, if any step in Milestone is not completed as scheduled would postpone the date of entering to the market and profitability stage of the company. On the other hand, Company may take proper actions at each step depending on the issue that causes a delay to speed-up the process, and to initiate the next step on time.

29. (b) Describe how the Company will deal with these consequences.

Company plans to spend the funds conservatively, on job-done basis, but not timely manner. Management will involve on each step actively and will take action on time such that not allowing any loss of funds. Since the company does not, and will not have any loan or dept, and will own all the properties, any delay on milestone less than 5 years will not have any damaging effect on the company, and operation could continue without any additional financing. If delay occurs more than 5 years, company should consider the current technology at that time, and proceed accordingly, also considering additional offering proceeds.

NOTE: After reviewing management's discussion of the steps it intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

USE OF PROCEEDS

30. Show how the Company intends to use the proceeds of this offering:

	If Minimum Sold Amount	%	If Maximum Sold Amount	%
Total Proceeds	$ 2,000,000	100%	$ 5,000,000	100%
Less: Offering Expenses	$ 0	0 %	$ 0	0 %
Commissions and Finders Fees				
Legal & Accounting				
Copying & Advertising				
Other (Specify):				
Net Proceeds from Offering	$ 2,000,000	100%	$ 5,000,000	100 %
Use of Net Proceeds				
Company Properties	$ 800,000	40 %	$ 1,500,000	30 %
Prototype Manufacturing	$ 1,000,000	50 %	$ 1,000,000	20 %
Prototype Integration & Test	$ 100,000	5 %	$ 100,000	2 %
Marketing	$ 100,000	5 %	$ 500,000	10 %
Manufacturing lines & Properties	$ 0	0 %	$ 1,900,000	38 %
Total Use of Net Proceeds	$ 2,000,000	100%	$ 5,000,000	100%

Company may require to switch and/or change the use of proceeds.

31. (a) Is there a minimum amount of proceeds that must be raised before the Company uses any of the proceeds of this offering? [X] Yes [ ] No

31. (b) If yes, describe how the Company will use the minimum Net Proceeds of this offering.

Company will acquire a property and continue operation by manufacturing prototype and marketing. When an order received from customers, manufacturing may be outsourced depending on the amount of order and contract which would result in loss of portioned profit, however ensures to continue of operation.

31. (c) If the answer to Item 31(a) is "yes," describe how the Company will use the Net Proceeds of this offering that exceed the amount of the minimum offering proceeds.
The exceed amount of minimum offering proceeds will be spend for a better Company property, considering the future need of high volume manufacturing. The next area the funds directed to will be marketing.

31. (d) If the answer to Item 31(a) is "no," describe how the Company will use the Net Proceeds of this offering.
N/A

32. (a) Will the Company use other funds, together with the offering proceeds, to fund any project or activity identified in Item 31? [ ] Yes[X] No

32. (b) If yes, state the amounts and sources of the other funds.
N/A

32. (c) Indicate whether the availability of the funds is firm or contingent. If contingent, explain.
N/A

NOTE: See the answer to Item 70 for information about proceeds used to compensate sales agents. See the answer to Items 108 and 109 for information about proceeds used to purchase assets from Officers, Directors, key persons, or principal stockholders or their associates or to reimburse them for services previously provided or moneys borrowed.

SELECTED FINANCIAL INFORMATION

NOTE: The Company has adjusted all numbers in this section to reflect any stock splits or recapitalizations.

GENERAL

33. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $ N/A
Per share $ N/A

34. If the Company had profits, show offering price as a multiple of earnings.

Offering Price Per Share / Net After-Tax Earnings Per Share for Last Fiscal Year	= N/A	(price/earnings multiple)

CAPITALIZATION

35. Indicate the capitalization of the Company as of the most recent balance sheet date, and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds from this offering.

	Amount Outstanding		
	As of: 02 /25 /2002 (date)	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Long-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Total debt	$ 0	$ 0	$ 0
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred – in order of preferences)			
______________________	$ N/A	$	$
______________________	$ N/A	$	$
______________________	$ N/A	$	$

Common stock - par or stated value	$ 10,000,000	$ 10,000,000	$10,000,000
Additional paid in capital	$ 10,000	$ 10,000	$ 10,000
Retained earnings (deficit)	$ 0	$ 0	$ 0
Total stockholders equity (deficit)	$ 10,000,000	$ 10,000,000	$10,000,000
Total Capitalization	$ 10,010,000	$ 10,010,000	$ 10,010,000

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
		$
N/A	N/A	$
		$

Number of common shares authorized: 1,000,000 shares.
Par or stated value per share, if any: $ 10

Number of common shares reserved to meet conversion requirements or for issuance upon the exercise of options, warrants or rights: 0 shares.

DILUTION

36. (a) The price of the securities in this offering has been arbitrarily determined.
[X] Yes [ ] No

36. (b) If no, explain the basis on which the price of the securities was determined.
N/A

37. (a) The net tangible book value per share before offering is: $ 0.010/ share

37. (b) For the minimum offering:

The net tangible book value per share after the minimum offering will be: $ 2.01/share

The amount of increase in net tangible book value per share as a result of receipt of cash from purchasers in this offering will be: $ 2.00 /share

The dilution per share to purchasers will be: $ 22.99 /share

37. (c) For the maximum offering:

The net tangible book value per share after the maximum offering will be: $ 5.01 /share

The amount of increase in net tangible book value per share as a result of receipt of cash from purchasers in this offering will be: $ 5.00 /share

The dilution per share to purchasers will be: $ 19.99 /share

38. For each share purchased in this offering a purchaser will pay $ 25 but will receive a share representing only $ 2.01 in net tangible book value, if the minimum offering is achieved, or $ 5.01 , if the maximum offering is achieved.

The difference between the amount a purchaser pays for a share and the amount of net tangible book value that share represents is the dilution to the purchaser.

39. In a table, compare the existing stockholders' percentage ownership in the Company and the consideration paid for that ownership with that of purchasers in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing holders	800,000	80%	10,000	0.05%	0.010
New Purchasers:					
Minimum offering	80,000	8%	2,000,000	100%	2.01
Maximum offering	200,000	20%	5,000,000	100%	5.01

40. Using the offering price of these securities, what value is the Company's management attributing to the entire Company before the offering?

$ 25,000,000

NOTE: You should consider carefully whether the Company has this value at the present time. Some issues you should think about include: (1) the risks to which the Company is subject before it achieves success (see Item 1, Risk Factors); (2) the exercise prices of outstanding options (see Item 101); and (3) the prices that the Company's Officers, Directors, and principal stockholders paid for their shares (see Items 104 and 105).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

41. Is the Company having or does the Company anticipate having within the next 12 months any cash flow or liquidity problems? [ ] Yes [X] No If yes, explain.

42. (a) Is the Company in default of the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments?
[ ] Yes [X] No
42. (b) If yes, explain. Identify the creditor, state the amount in default or the term that the Company has not complied with, and describe any consequences to the Company resulting from each default.
N/A

43. Are a significant amount of the Company's trade payables more than 90 days old?
[ ] Yes [X] No

44. Is the Company subject to any unsatisfied judgments, liens, or settlement obligations?
[ ] Yes [X] No If yes, state the amounts.

45. Describe how the Company will resolve the problems identified in Items 41 - 44.
N/A

46. (a) Do the Company's financial statements show losses from operations?
[ ] Yes [X] No

46. (b) If yes, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.
N/A

47. (a) Describe any trends in the Company's historical operating results.
As a Semiconductor Equipment Manufacturer, industry cycles will be considered as a management criteria of the Company business. During upturns, company will put more efforts on marketing, field service, and investments, on the other hands, during downturns new product establishments, research, and developments will be the primary objectives.

47. (b) Indicate any changes now occurring in the underlying economics of the Company's business which, in the opinion of Management, will have a significant impact upon the Company's results of operations within the next 12 months.

Semiconductor Industry downturns, expecting to be not more than 2 years. Current downturn started in 2000, and expecting upturn toward the end of 2002 or the beginning of 2003. Company makes its plans to be ready for the coming upturn by the end of the year 2002. Current situation has no impact upon Company's operation within the next 12 months.

47. (c) Describe the probable impact on the Company.
Since Company management puts the Industry cycles into consideration, downturns will not have significant effects on the company and its operation.

47. (d) Describe how the Company will deal with this impact.
Company formation will allow continuation of operation at least 5 years or even more downturn period which is unusual. After successful completion and profit results, Company plans to diversify the products and enter consumer electronics market which is considered as more stable and flat business. Diversifying will help Company to grow, and Company revenues will not be effected by any sector's market downturns.

48. (a) Will the proceeds from this offering and any available funds identified in Item 32 satisfy the Company's cash requirements for the 12 month period after it receives the offering proceeds? [X] Yes [ ] No

48. (b) If no, explain how the Company will satisfy its cash requirements. State whether it will be necessary to raise additional funds. State the source of the additional funds, if known. N/A

DESCRIPTION OF SECURITIES OFFERED

GENERAL

49. The securities being offered are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes, Debentures, or Bonds
[ ] Limited Liability Company Membership Interests
[ ] Units of two or more types of securities, composed of:

[ ] Other (specify):

50. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase any new issue of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Anti-dilution rights
[ ]	[ ]	Other special rights or preferences (specify):

Explain any yes answer.

51. Are there any restrictions on dividends or other distributions? [ ] Yes [X] No
If yes, describe.

52. Are the securities convertible? [ ] Yes [X] No
If yes, state conversion price or formula.

Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

53. Describe any resale restrictions on the securities and when the restrictions will terminate.
If stockholders wishing to transfer their shares must obtain the consent of the Company to the transfer. Company can restrict any transfer and/or conditions, and offer resale to Company.

PREFERRED STOCK

If the securities being offered are Preference or Preferred stock:

54. Are unpaid dividends cumulative? [ ] Yes [ ] No
N/A

55. (a) Are the securities callable? [ ] Yes [ ] No If yes, describe.
N/A

55. (b) Are the securities redeemable? [ ] Yes [ ] No
If yes, describe, including redemption prices.
N/A

DEBT SECURITIES

If the securities being offered are notes or other types of debt securities:

56. What is the interest rate on the debt securities? _______%
If the interest rate is variable or there are multiple interest rates, describe.
N/A

57. What is the maturity date? ___/___/___
If the securities will have serial maturity dates, describe.
N/A

58. Is there a sinking fund? [ ] Yes [ ] No If yes, describe.
N/A

59. Is there a trust indenture? [ ] Yes [ ] No
If yes, state the name, address, and telephone number of Trustee.
N/A

60. (a) Are the securities callable? [ ] Yes [ ] No If yes, describe.
N/A

60. (b) Are the securities redeemable? [ ] Yes[ ] No
If yes, describe, including redemption prices.
N/A

61. Are the securities secured by real or personal property? [ ] Yes [ ] No
If yes, describe.
N/A

62. (a) Are the securities subordinate in right of payment of principal or interest?
[ ] Yes [ ] No If yes, explain the terms of the subordination.
N/A

62. (b) How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $
N/A

63. How much currently outstanding indebtedness ranks equally with the securities in right of payment? $
N/A

64. How much currently outstanding indebtedness is junior (subordinated) to the securities? $
N/A

RATIO OF EARNINGS TO FIXED CHARGES

65. (a) If the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year.

	Actual		Pro Forma	
	Last Fiscal Year	Interim Period	Minimum	Maximum
"Earnings" / "Fixed Charges" =				

N/A

65. (b) If no earnings, show "Fixed Charges" only
N/A

NOTE: See the Financial Statements and especially the Statement of Cash Flows. Exercise care in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service. The existence of earnings does not necessarily mean that the Company will have cash available at any given time to pay its obligations. See Items 41 - 48. Prospective purchasers should not rely on this ratio as a guarantee that they will receive the stated return or the repayment of their principal.

HOW THESE SECURITIES WILL BE OFFERED AND SOLD

COMPANY SALESPERSONS

66. Provide the following information for each Officer, Director, or Company employee who intends to offer or sell the securities:

66. (a) Name: MUSTAFA DEMIRCIOGLU

Title: Chairman, CEO, COO

Address: 100 CANYON WOODS LOOP, SUITE 294
SAN RAMON, CA 94583

Telephone Number: 925 830 8762

67. Describe any compensation that the Company will pay each person in addition to his or her customary salary and compensation.
No additional compensation will be paid.

OTHER SALESPERSONS AND FINDERS

68. Provide the following information for each salesperson who is not an Officer, Director, or employee of the Company:

No other salesperson available.

68. (a) Name: N/A

Company: N/A

Address: N/A

Telephone Number: N/A

69. Provide the following information for each person who is a finder:
No finder available.
69. (a) Name: N/A

Company: N/A

Address: N/A

Telephone Number: N/A

70. Describe all compensation that the Company will pay to each person identified in Items 68 and 69.
N/A

71. Describe any material relationships between these sales persons or finders and the Company or its management.
N/A

PURCHASER LIMITATIONS

72. (a) Is the offering limited to certain purchasers? [ ] Yes [X] No
72. (b) Is the offering subject to any other purchaser limitations? [ ] Yes [X] No
72. (c) If the answer to either 72(a) or 72(b) is yes, describe the limitation.

IMPOUND OF OFFERING PROCEEDS

73. (a) Will the Company impound the proceeds of the offering until it raises the minimum offering proceeds? [ ] Yes [X] No

73. (b) If yes, what is the minimum amount of proceeds that the Company must raise and place in an impound account before the Company can receive and use the proceeds?
$ N/A

73. (c) If the answer to Item 73(a) is "yes," state the date on which the offering will end if the Company has not raised the minimum offering proceeds. ____________
N/A date

74. (a) Does the Company reserve the right to extend the impound period?
[ ] Yes [ ] No
N/A

74. (b) If yes, describe the circumstances under which the Company might extend the impound period.
N/A

75. State the name, address, and telephone number of the bank or other similar depository institution acting as impound agent.
N/A

76. If the offering proceeds are returned to investors at the end of the impound period, will the Company pay any interest earned during the impound period to investors?
[ ] Yes[ ] No
N/A

MANAGEMENT

OFFICERS AND KEY PERSONS OF THE COMPANY

77. Provide the following information for each Officer and key person. The term "key person" means a person, other than the chief executive officer, chief operating officer, and chief financial officer, who makes a significant contribution to the business of the Company. Identify who performs the functions of Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer.

77. (a) Name: MUSTAFA DEMIRCIOGLU Age: 36

Title: CHAIRMAN, CEO, COO

Office Street Address: 100 CANYON WOODS LOOP, SUITE 294
SAN RAMON, CA 94583

Telephone Number: 925 830 8762

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities.
CYBEQ NT (Subsidiary of Mitsubishi Materials), Automation and Controls Manager (1995-1998)
ASELSAN Inc., Sr. System Test Engineer (1999-2000)
LAM RESEARCH, Control System Engineer (2001- 2002)

Education (degrees, schools, and dates):
METU, Ankara-TURKEY, BS in Aeronautical Engineering (1990)
University Of Tennessee, Chattanooga TN, BS in Electrical Engineering, Instrumentation and Control Systems (1994)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:
Full time.

DIRECTORS OF THE COMPANY

78. (a) Number of Directors: 1

78. (b) Are Directors elected annually? [X] Yes [ ] No If no, explain.

78. (c) Are Directors elected under a voting trust or other arrangement?
[ ] Yes [X] No If yes, explain.

79. Provide the following information for each Director not described in Item 77:
N/A

79. (a) Name: N/A Age:
Office Street Address:

Telephone Number:

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities.

Education (degrees, schools, and dates):

CONSULTANTS

80. (a) Are all key persons employees of the Company? [ ] Yes [X] No

80. (b) If no, state the details of each contract or engagement.

Key persons will be arranged after the offering proceeds.

ARRANGEMENTS WITH OFFICERS, DIRECTORS, AND KEY PERSONS

81. Describe any arrangements to ensure that Officers, Directors, and key persons will remain with the Company and not compete with the Company if they leave.
Directors and Officers are planned to be a shareholders of the Company, after they show that they have positive contribution to the Company. On the other hand, after all the key technologies Company has established will be patented or Trade marked, so that any loss of Directors or Officers will have minimum effect to the Company's ability to continue to compete in the market.

82. (a) Describe the impact on the Company if it loses the services of any Officer, Director, or key person due to death or disability.
Expecting no or minimal impact on the Company any loss the services of any Officer, Director or key person.

82. (b) Has the Company purchased key person life insurance on any Officer, Director, or key person? [ ] Yes [ ] No
N/A

82. (c) Has the Company made any arrangements to replace any Officer, Director, or key person it loses due to death or disability? [ ] Yes [ ] No
N/A

82. (d) If the answer to either Item 82(b) or 82(c) is "yes," describe.
N/A

COMPENSATION

83. List all compensation that the Company paid to its Officers, Directors, and key persons for the last fiscal year:

	Cash	Other
Chief Executive Officer	$	$
Chief Operating Officer		
Chief Financial Officer		
Key Persons:		
Total:	$______	$______
Officers as a group (number of persons ___)	$	$
Directors as a group (number of persons ___)	$	$
Key Persons as a group (number of persons ___)	$	$

N/A. Company was not in operation in last fiscal year.

84. (a) Has compensation been unpaid in prior years? [ ] Yes [ ] No
N/A

84. (b) Does the Company owe any Officer, Director, or employee any compensation for prior years? [ ] Yes [ ] No
N/A

84. (c) Explain any "yes" answer to Item 84(a) or 84(b).
N/A

85. Is compensation expected to change within the next year? [ ] Yes [ ] No
If yes, explain.
N/A

86. (a) Does the Company have any employment agreements with Officers, Directors, or key persons? [ ] Yes [X] No If yes, describe.

86. (b) Does the Company plan to enter into any employment agreements with Officers, Directors, or key persons? [ ] Yes [X] No If yes, describe.

PRIOR EXPERIENCE

87. Has any Officer or Director worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same type of business as the Company?
[X] Yes [ ] No If yes, explain in detail, including relevant dates.
The Chairman, CEO, and COO, MUSTAFA DEMIRCIOGLU has worked at Cybeq NT, a subsidiary of Mitsubishi Materials, as Automation and Controls Manager, between 1997-1998. Cybeq NT was Semiconductor Equipment, CMP (Chemical Mechanical Planar) Manufacturer.

88. (a) If the Company has never conducted operations or is otherwise in the development stage, has any Officer or Director managed another company in the start-up or development stage?
[ ] Yes [X] No

88. (b) If yes, explain in detail, including relevant dates.
N/A

CERTAIN LEGAL PROCEEDINGS

Insolvency

89. Has a petition for bankruptcy, receivership, or a similar insolvency proceeding been filed by or against any Officer, Director, or key person within the past five years, or any longer period if material? [ ] Yes [X] No

90. Was any Officer, Director, or key person an executive officer, a director, or in a similar management position for any business entity that was the subject of a petition for bankruptcy, receivership, or similar insolvency proceeding within the past five years, or any longer period if material? [ ] Yes [X] No

91. Explain in detail any "yes" answer to Item 89 or 90.
N/A

Criminal Proceedings

92. (a) Has any Officer, Director, or key person been convicted in a criminal proceeding, excluding traffic violations or other minor offenses? [ ] Yes [X] No

92. (b) Is any Officer, Director, or key person named as the subject of a pending criminal proceeding, excluding traffic violations or other minor offenses? [ ] Yes [X] No

92. (c) Explain in detail any "yes" answer to Item 92(a) or 92(b).
N/A

Civil Proceedings

93. (a) Has any Officer, Director, or key person been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [X] No

93. (b) Is any Officer, Director, or key person the subject of a pending civil or action related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

93. (c) Has any civil action been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

93. (d) Explain in detail any "yes" answer to Item 93(a), 93(b), or 93(c).

Administrative Proceedings

94. (a) Has any government agency, administrative agency, or administrative court imposed an administrative finding, order, decree, or sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity? [ ] Yes [X] No

94. (b) Is any Officer, Director, or key person the subject of a pending administrative proceeding related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

94. (c) Has any administrative proceeding been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

94. (d) Explain in detail any "yes" answer to Item 94(a), 94(b), or 94(c).
N/A

Self-Regulatory Proceedings

95. (a) Has a self-regulatory agency imposed a sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity? [ ] Yes [X] No

95. (b) Is any Officer, Director, or key person the subject of a pending self-regulatory organization proceeding related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [X] No

95. (c) Has any self-regulatory organization proceeding been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity? [ ] Yes [X] No

95. (d) Explain in detail any "yes" answer to Item 95(a), 95(b), or 95(c).
N/A

NOTE: After reviewing the background of the Company's Officers, Directors and key persons, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

OUTSTANDING SECURITIES

GENERAL

96. Describe all outstanding securities.
N/A

97. Describe any resale restrictions on outstanding securities and when those restrictions will terminate, if this can be determined.
N/A

98. Describe any anti-dilution rights of outstanding securities.
N/A

DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

99. (a) Has the Company paid any dividends on its stock, made any distributions of its stock, or redeemed any securities within the last five years? [ ] Yes [X] No
If yes, describe each transaction.

99. (b) Does the Company have any plans or commitments to pay dividends on its stock, make distributions of its stock, or redeem its outstanding securities in the future?
[ ] Yes [X] No If yes, explain.

OPTIONS AND WARRANTS

100. (a) State the number of shares subject to issuance under outstanding stock purchase agreements, stock options, warrants or rights. _____________ shares
N/A

100. (b) The shares identified in Item 100(a) are ____% of the total shares to be outstanding after the minimum offering.
N/A

100. (c) The shares identified in Item 100(a) are ____% of the total shares to be outstanding after the maximum offering.
N/A

101. In a table, describe these stock purchase agreements, stock options, warrants, and rights. State the basic terms of these securities, including the expiration dates, the exercise prices, who holds them, whether they are qualified or non qualified for tax purposes, and whether they have been approved by stockholders.
N/A

102. State the number of shares reserved for issuance under existing stock purchase or option plans but not yet subject to outstanding purchase agreements, options, or warrants.

_____________ shares

N/A

103. Does the Company have any plans or commitments to issue or offer options in the future?

[ ] Yes [X] No If yes, explain.

SALES OF SECURITIES

104. (a) Has the Company sold or issued securities during the last 12 months?

[ ] Yes [X] No

104. (b) If yes, in a table, provide the following information for each transaction: the date of the transaction; the amount and type of securities sold or issued; the number of purchasers to whom the securities were sold or issued; any relationship of the purchasers to the Company at the time of sale or issuance; the price at which the securities were sold or issued; and a concise description of any non-cash consideration.

N/A

PRINCIPAL STOCKHOLDERS

105. In the following table, provide the name and office street address of each person who beneficially owns at least 10% of the common or preferred stock of the Company.

	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
MUSTAFA DEMIRCIOGLU,	Common Stocks	$0.01	1,000,000	100%	800,000	80%

106. Number of shares beneficially owned by all Officers and Directors as a group: 1,000,000

106. (a) Before offering: 1,000,000 shares (100% of total outstanding)

106. (b) After offering: Assuming minimum securities sold: 920,000 shares (92% of total outstanding)

106. (c) After offering: Assuming maximum securities sold: 800,000 shares (80% of total outstanding)

NOTE: These calculations assume that all outstanding options have been exercised and all convertible securities have been converted.

MANAGEMENT RELATIONSHIPS AND TRANSACTIONS

FAMILY RELATIONSHIPS

107. Is there a family relationship between any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No If yes, describe.

MANAGEMENT TRANSACTIONS

108. (a) Will the Company use any offering proceeds to acquire assets from any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

108. (b) Will the Company use any offering proceeds to acquire assets from an associate of any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

108. (c) If the answer to Item 108(a) or (b) is "yes," provide detailed information about each transaction. Include the name of the person, the cost to the Company, the method used to determine the cost, and any profit to the seller.
N/A

109. (a) Will the Company use any offering proceeds to reimburse any Officer, Director, key person, or principal stockholder for services already rendered, assets previously transferred, or moneys loaned or advanced, or otherwise? [ ] Yes [X] No

109. (b) If yes, provide detailed information about each transaction. Include the name of the person, the cost to the Company, the method used to determine the cost, and any profit to the person.
N/A

110. (a) Has the Company made loans to any Officer, Director, key person, or principal stockholder within the last two years? [ ] Yes [X] No

110. (b) Does the Company plan to make loans to its Officers, Directors, key persons, or principal stockholders in the future? [ ] Yes [X] No
If yes, describe any policies the Company has adopted to deal with the conflicts of interest in these transactions:

111. (a) Has the Company done business with any Officer, Director, key person, or principal stockholder within the last two years? [ ] Yes [X] No

111. (b) Is the Company currently doing business with any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

111. (c) Does the Company plan to do business with its Officers, Directors, key persons, or principal stockholders in the future? [ ] Yes [X] No
If yes, describe any policies the Company has adopted to deal with the conflicts of interest in these transactions:

112. Explain any "yes" answers to Items 110(a), 111(a), or 111(b). State the principal terms of any significant loans, agreements, leases, financing, or other arrangements.
N/A

113. (a) Has any Officer, Director, key person, or principal stockholder guaranteed or co-signed the Company's bank debt or other obligations? [ ] Yes [X] No

113. (b) If yes, explain the terms of each transaction and describe the Company's plans for repayment.
N/A

LITIGATION

114. Describe any recent or pending litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations. State the names of the principal parties, the nature and current status of the matters, and the amounts involved.
N/A

115. Describe any threatened litigation or administrative action that may have a material effect upon the Company's business, financial condition, or operations. State the names of the principal parties, and the nature and current status of the matters.
N/A

TAX ASPECTS

116. Describe any material tax consequences to investors in this offering.
Gani International is a C-Corporation.

OTHER MATERIAL FACTORS

117. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.
N/A

ADDITIONAL INFORMATION

118. (a) Describe the types of information that the Company will provide to security holders in the future.
Company will provide to stockholders an annual report contains financial statements.

118. (b) Describe the schedule for providing this information.
Annual reports will be provided within 120 days after the end of fiscal year.

118. (c) Attach the Company's financial statements to the Disclosure Document.
N/A

SIGNATURES:

The Company's Chief Executive Officer, Chief Financial Officer, and its Directors must sign this Disclosure Document. When they sign this Disclosure Document, they represent that they have diligently attempted to confirm the accuracy and completeness of the information in the Document.

When the Chief Financial Officer signs this Disclosure Document, he or she represents that the financial statements in the Document have been prepared in accordance with generally accepted accounting principles which have been consistently applied, except where explained in the notes to the financial statements. He or she represents that the financial statements fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and periods indicated. He or she also represents that year-end figures include all adjustments necessary for a fair presentation under the circumstances.

Chief Executive Officer:

M. Demircioglu

MUSTAFA DEMIRCIOGLU

Directors:

Chief Financial Officer:

M. Demircioglu

MUSTAFA DEMIRCIOGLU (Acting)

LIST OF EXHIBITS

2370938

State of California

OFFICE OF THE SECRETARY OF STATE

SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 2 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JAN 05 2002

Bill Jones

Secretary of State

THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

Sec/State Form CE-107 (rev. 9/98)

OSP 01 55358

2370938

ARTICLES OF INCORPORATION

OF

GANI INTERNATIONAL, INC.

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

DEC 3 1 2001

BILL JONES, Secretary of State

The undersigned, being a corporation and acting as the incorporator for the purpose of forming the business corporation hereinafter named pursuant to the provisions of the Corporations Code of the State of California, does hereby adopt the following articles of incorporation.

FIRST: The name of the corporation (hereinafter referred to as the "corporation") is **GANI INTERNATIONAL, INC.**

SECOND: The existence of the corporation is perpetual.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

FOURTH: The name of the corporation's initial agent for service of process within the State of California in accordance with the provisions of subdivision (b) of Section 1502 of the Corporations Code of the State of California is Presidential Services Incorporated.

FIFTH: The total number of shares, which the corporation is authorized to issue, is 1,000,000 with a par value of $10.00, all of which are of one class and are Common shares.

The Board of Directors of the corporation may issue any or all of the aforesaid authorized shares of the corporation from time to time for such consideration as it shall determine and may determine from time to time the amount of such consideration, if any, to be credited to paid-in surplus.

SIXTH: In the interim between meetings of shareholders held for the election of directors or for the removal of one or more directors and the election of the replacement or replacements thereat, any vacancy which results by reason of the removal of a director or directors by the shareholders entitled to vote in an election of directors, and which has not been filled by said shareholders, may be filled by a majority of the directors then in office, whether or not less than a quorum, or by the sole remaining director, as the case may be.

SEVENTH: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

EIGHTH: The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

Signed on December 28, 2001.

Presidential Services Incorporated

By Kevin Wessell, President

ACTION OF SOLE INCORPORATOR

GANI INTERNATIONAL, INC.

THE UNDERSIGNED, without a meeting, being the sole incorporator of the Corporation, does hereby elect the person(s) listed below to serve as director(s) of the corporation until the first annual meeting of shareholders and until successor(s) are elected and qualify:

MUSTAFA DEMIRCIOGLU

Kevin W. Wessell

Kevin Wessell
Incorporator

Dated: December 31, 2001